Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	May	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated May 14, 2019 - Neovasc Announces Private Placement of Convertible Debt and Equity for Gross Proceeds of US$11.5 Million

DOCUMENT 1

Neovasc Announces Private Placement of Convertible Debt and Equity for Gross Proceeds of US$11.5 Million

Upon closing of this agreement, cash and cash equivalents is expected to support operations into Q1 2020

NASDAQ, TSX: NVCN

VANCOUVER, May 14, 2019 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN)(TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, announced today that it has entered into an agreement to sell to Strul Medical Group LLC ("SMG") (i) a 15% original issue discount convertible debenture (the "Debenture") with a face value of US$11.5 million, for gross proceeds to the Company of US$9,775,000, and (ii) 3,349,514 common shares of the Company ("Common Shares") at a price of US$0.515 per Common Share, for gross proceeds to the Company of US$1,725,000 (collectively, the "Offering").

The Debenture will mature four years from the date of its issuance. Interest on the face value of the Debenture will be 8% for the first year and 10% for the following three years, with 3% of the total interest accruing each year and becoming payable at the end of the term of the Debenture.  Cash interest in the first year will be paid on May 17, 2020 and thereafter will be paid biannually. The Debenture will be convertible at the option of SMG at a conversion price of US$0.75 per Common Share for the first two years, US$0.85 per Common Share for the third year and US$0.97 per Common Share for the last year of the term of the Debenture.

"I am very impressed with the two Neovasc medical devices, the Tiara device for the treatment of mitral valve disease and the Reducer device for minimally invasive treatment of Refractory Angina," said Aubrey Strul, a Principal of SMG. "We believe the clinical data is quite compelling and Fred Colen, Neovasc's CEO, has a strong track record in the medical device space. I was impressed by the progress he has made since joining Neovasc. Our participation in the financing was compelling when you add up the quality of the products and the clinical data, the market potential for each product and the strength of the CEO willing to commit to bring these products to market."

"Following closing of the Offering, we expect our capital on hand to fund our ongoing operations well into the first quarter of 2020, which we believe provides us sufficient runway to make significant strides in our product development and commercialization efforts," stated Fred Colen, President and Chief Executive Officer of Neovasc. "We are pleased that the structure of this debt and equity private placement allows us to bring in additional capital with the least amount of dilution compared to alternative sources of capital that were considered. In addition, we believe we are bringing an investor group to the Company with a long-term view, truly interested in the advancements in treating mitral valve disease and refractory angina offered by our Tiara and Reducer devices, respectively, and supporting our efforts to make these products a success."

It is anticipated that the Offering will close on or about May 17, 2019. The Offering is subject to the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange, and other customary closing conditions.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation, or sale is unlawful. The securities have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™ (the "Reducer"), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws  that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, comments with respect to the terms of the Debenture and Common Shares, the intended use of proceeds of the Offering, expectations that proceeds from the Offering will fund the Company's ongoing operations well into the first quarter of 2020, expectations that the Company will make significant strides in its product development and commercialization efforts, the market potential for the Reducer and the Tiara, SMG's long term view in investing in the Company, potential success of the Company's products and advancement of treatment of mitral valve disease and refractory angina, and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the senior secured convertible notes (the "Notes") issued pursuant to the November 2017 private placement (the "2017 Financing"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financing, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion of Notes issued pursuant to the 2017 Financing, which may encourage short sales by third parties; risks relating to the possibility that the common shares of the Company may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Notes issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three months ended March 31, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

View original content:http://www.prnewswire.com/news-releases/neovasc-announces-private-placement-of-convertible-debt-and-equity-for-gross-proceeds-of-us11-5-million-300849640.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2019/14/c0537.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 07:00e 14-MAY-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	May 14, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer